

January 20, 2015

Via E-mail
Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re: Terra Tech Corp.**
> **Registration Statement on Form S-1**
> **Filed December 24, 2014**
> **File No. 333-201261**

Dear Mr. Peterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business Overview, Page 1

1.   It appears that your present business operations may expand beyond what is currently described in your prospectus. For example, we note your December 10, 2014 press release announcing the introduction of a new brand of cannabis products by your subsidiary, "IVXX," but we do not see any discussion of this subsidiary in your disclosure. Further, we note a December 15, 2014 media report in which your CEO discusses his existing Oakland, California, medical marijuana lab and dispensary; however, the description of his business experience on page 53 does not include these operations. Please revise your disclosure as appropriate or advise.

Executive and Director Compensation, page 58

2.   Please revise to update your disclosure in this section to reflect compensation for the most recently completed fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via-email): Thomas E. Puzzo, Esq.